PRESS RELEASE	JUNE 25, 2025

Largo Provides Update on its Operational Turnaround Progress;
Delivers Improved May Production

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to provide an update on the progress of the operational turnaround plans (see press release dated March 28, 2025), highlighted by increased production rates for both vanadium pentoxide ("V₂O₅") and ilmenite concentrate in May 2025.

As part of a continued focus on stabilizing and enhancing operational performance at its Maracás Menchen Mine, the Company reports that V₂O₅ production in May 2025 was 835 tonnes, representing a 75% increase compared to April 2025 production of 401 tonnes. Ilmenite concentrate production for May 2025 was 3,025 tonnes, representing a 65% increase compared to April 2025 production of 1,833 tonnes. These improvements continue to highlight the effectiveness of measures implemented under the operational turnaround plans previously announced.

The following initiatives contributed to improved production performance during the month of May 2025:

  Access to the 200-level area of disseminated ore was achieved, contributing significantly to increased mine production volumes
  Additional ore feed was sourced from the 110 and 120 levels at the bottom of the mine, supporting higher throughput rates
  Production drilling activities met monthly targets, and drilling progress remains on track for June

The Company continues to focus on optimizing its resource recovery and has commenced the reprocessing of its existing non-magnetic tailings ponds to extract both vanadium and ilmenite. These tailings, initially reprocessed solely for ilmenite feedstock, are now being evaluated for vanadium content, supporting dual-recovery streams. Additionally, the Company plans to enhance the existing vanadium recovery process of its iron-rich calcines and silica cake residues to extract additional vanadium, which would be reprocessed into V₂O₅. In addition to driving operational efficiency at its Maracás Menchen Mine, these efforts are expected to strengthen the Company's efforts in sustainable mining practices by reducing waste material and recovering value from existing tailings.

The Company's outlook for June 2025 remains positive, with production currently trending above forecast at the time of this release. The Company expects to achieve its production guidance range of 9,500 to 11,500 tonnes of V₂O₅ for 2025.

Daniel Tellechea, Interim CEO of Largo stated: " We are encouraged by the improved production results achieved in May, which represent an important step forward in our operational turnaround. The progress made to date, particularly the increased access to key mining areas and enhanced plant stability, suggests that May may represent an inflection point for our operational turnaround progress. While there is more work to be done, we expect a more consistent production profile going forward as we continue executing our plan and monitoring performance closely."

Corporate Update

On June 9, 2025, the Company received a default notice from a counterparty for failure to deliver 900 tonnes of V₂O₅ at the scheduled time (see press release dated October 21, 2024). The same counterparty has also alleged that some of the V₂O₅ delivered previously has failed to meet the agreed upon specifications. The Company is currently reviewing the notice and assessing its available options. An update will be provided as further disclosure becomes appropriate or required.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; the effect of tariffs on the Company's sales and other business; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.